Filed by Baker Hughes Incorporated
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: BJ Services Company
Commission File No: 001-10570

In connection with the proposed merger, Baker Hughes Incorporated (“Baker Hughes”) will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Baker Hughes and BJ Services Company (“BJ Services”) that also will constitute a prospectus of Baker Hughes regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING BAKER HUGHES, BJ SERVICES AND THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Baker Hughes and BJ Services seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC’s web site at www.sec.gov.
The joint proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained from Baker Hughes for free (when available) from Baker Hughes’ web site at www.bakerhughes.com/investor or by directing a request to: Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, TX 77019, Attention: Corporate Secretary, or by phone at (713) 439-8600. The joint proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained from BJ Services for free (when available) from BJ Services’ web site at www.bjservices.com or by directing a request to: BJ Services Company, P.O. Box 4442, Houston, Texas 77210-4442, Attention: Investor Relations, or by phone at (713) 462-4239.
Baker Hughes, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Baker Hughes’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction will be contained in the joint proxy statement/prospectus when it is filed with the SEC.
BJ Services, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from BJ Services’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction will be contained in the joint proxy statement/prospectus when it is filed with the SEC.
Except for the historical information set forth in this document, the matters discussed in this document are forward-looking statements that involve certain assumptions and known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Baker Hughes and BJ Services, including expected future financial and operating results, anticipated accretion to Baker Hughes’ earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company’s plans, market and other expectations, objectives, intentions and other statements that are not historical facts.
The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval of the merger agreement by the stockholders of both parties; the risk that the cost savings and any other synergies from the transaction may not be realized or take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; the outcome of pending litigation; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Baker Hughes’ and BJ Services’ filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Except as required by law, neither Baker Hughes nor BJ Services intends to update or revise statements contained in these materials based on new information, future events or otherwise.

{FirstName} {LastName}, here's the current issue of Technology Update. View the web version if you are having trouble viewing this e-mail or are not able to access the links.

BAKER HUGHES

TECHNOLOGY UPDATE

ADVANCING RESERVOIR PERFORMANCE

Volume 7, Number 9

in this update...

- Baker Hughes and BJ Services Introduce IntelliFrac Services
- Latin America: Successful 15-Well HPHT Project
- Middle East: Kuwait Operator Seals Troublesome Formation
- Latin America: Brazil Operator Successfully Drills Two Offshore Pre-Salt HPHT Wells
- Asia Pacific: Chinese Operator Acquires Oil Samples and Cement Bond Logs
- U.S. Land: Williston Basin Operator Drills Fastest Two-Section Lateral and Installs 18-Stage Completion
- U.S. Land: West Texas Operator Saves Lease by Restoring Production
- Canada: New Blending Facility in Leduc, Alberta
- U.S. Land: U.S. Operator Achieves Immediate Value in Centrilift VISION Trial for ESP Monitoring

Welcome to Technology Update, the Baker Hughes e-newsletter to inform you about our latest technologies for oil and gas drilling, formation evaluation, completion and production.

INTEGRATED OPERATIONS

Baker Hughes and BJ Services Introduce IntelliFrac™ Services



Baker Hughes Incorporated and BJ Services Company have launched the IntelliFrac™ service, an integration of state-of-the-art fracturing and production enhancement services from BJ with advanced microseismic services from Baker Hughes. The combined offering enables operators to monitor fracture dimensions during stimulation treatments and allows real-time control of fracture operations. During hydraulic fracturing operations, the IntelliFrac service monitors and measures the microseismic events that indicate key fracture properties, including azimuth, height, length, volume and complexity of the induced fractures. By understanding hydraulic fracture propagation, operators can make better on-location treatment management decisions, and in turn, reduce well completion and stimulation risk and uncertainty. Once the microseismic data set has been gathered and processed, operators can use the data to optimize field development plans, and potentially reduce the number of wellbores required to develop the field.

For information on the proposed merger of Baker Hughes and BJ Services see www.premieroilservices.com.

INTEGRATED OPERATIONS

LATIN AMERICA

Successful 15-Well HPHT Integrated Operations Project Underway for Offshore Mexico Operator



Baker Hughes is executing a 15-well HPHT project with BJ Services under the first, major integrated operations contract for offshore activity in the southern Gulf of Mexico. The contract was signed in June 2008 and operations began in March 2009. Baker Hughes is coordinating all drilling and completion services, including D&E, drill and coring bits, well logging, liner hangers and fishing, fluids, cementing and casing running. The wells are highly complex with up to eight hole sections per well, over-pressured formations, reduced operating geo-pressure windows, bottomhole temperatures reaching 160°C (320°F), and major geological uncertainties. A total of 18,403 m (60,377 ft) have been drilled in 527 cumulative well-days without a Lost Time Accident (LTA). The combined Baker Hughes/BJ Services technology and experience for the IntelliFrac service are being deployed extensively. The INTEQ AutoTrak system is the standard drilling tool in all applicable sections from 19-1/2" to 8-1/2" and has delivered superior borehole quality. The operational efficiency of BJ casing running services and Baker Atlas logging services is 100%.

DRILLING & EVALUATION

MIDDLE EAST

Kuwait Operator Seals Troublesome Formation using Baker Hughes High Performance water-based Solution technology milestones...

Four Baker Hughes Scientists Win SPE Outstanding Young Professional Paper Contest

The SPE has recognized Baker Hughes employees: Sr. Research Chemist Justin Debord, Ph.D., Sr. Development Engineer Piyush Srivastava, Ph.D., Flow Meter Product Line Manager Tim Joo Ong, Ph.D.

and Scientist Brian LeCompte in the 2nd Annual Technical Conference & Exhibition Young Professional Paper Contest. Piyush Srivastava, Ph.D. Brian LeCompte Justin and Piyush won the award for co-authoring a paper “Development and Field Application of a Novel Non-Acid Calcium Naphthenate Inhibitor.” Tim was recognized for his paper “Qualification Testing Toward Utilizing a Downhole Flowmeter for Production Optimization and Allocation in Nigeria.” Brian received the award for being primary author on the paper “Evaluation of Haynesville Shale Vertical Well Completions with a Mineralogy Based Approach to Reservoir Geomechanics,” which was co-Baker Hughes recently assisted an Operator with drilling a known troublesome section in southern Kuwait. Previously, multiple offset wells had been attempted using an oil-base mud (OBM) system. Due to environmental, logistics and storage concerns associated with OBM, the operator was interested in an alternative solution. The Baker Hughes Drilling Fluids PER-FLEX™ High Performance Water-Based Mud (HPWBM) was selected, marking the first time for this mud system to be run in the Middle East. The PER-FLEX fluid was chosen for its ability to help seal micro-fractures in the troublesome Ratawi formation and aid with pore-pressure transmission reduction to help successfully drill the critical 12-1/4” hole-section. The PER-FLEX system, which also contains Baker Hughes’ proprietary MAX-PLEX™ and MAXSHIELD™ chemicals, allowed the Operator to successfully drill 1,489 ft of vertical open hole with improved rates of penetration and a maximum mud weight of 10.5 lb/gal. Improved w ellbore stability resulted in better hole quality, which allowed the casing string to be run and set without problems. With the PER-FLEX system, Baker Hughes achieved the Operator’s goal of introducing an interchangeable HPWBM system that can easily be converted, depending on the type of inhibition and hole problems encountered. DRILLING & EVALUATION LATIN AMERICA Brazil Operator Applies Baker Hughes Services to Successfully Drill Two Offshore Pre-Salt HPHT Wells An international oil company recently drilled two presalt high-pressure, high-temperature (HPHT) wells offshore Brazil. These wells, drilled in a complex deepwater environment, were finished significantly sooner than planned. Baker Hughes was part of the success of this project, supplying Hughes Christensen drill bits and Baker Hughes fluid and engineering services. Hughes Christensen Quantec™ PDC bits delivered very good results through hard carbonates below the salt. Two 8-1/2” bits with a double row of back-up cutters were run through these formations drilling 482 m (1,581 ft) at an average penetration rate of 2.7 m/h (8.86 ft/hr). Baker Hughes Drilling Fluids MAGMA-TEQ™ drilling fluid system provided the consistent fluid properties that are essential when utilizing HPHT procedures. Baker Hughes ADVANTAGE™ engineering software was used to plan HPHT hydraulics, swab/surge pressures and fluid compressibility, allowing the fluids engineers to optimize the downhole fluid viscosity and density for the efficient drilling of these wells. DRILLING & EVALUATION ASIA PACIFIC Chinese Operator Acquires Oil Samples and Cement Bond Logs through Baker Hughes Wireline Services Baker Hughes recently completed a successful cased hole sampling job in China for a joint venture operation between a national oil company and a U.S. independent. Working in conjunction with our Chinese joint venture, China Petroleum Logging – Atlas Cooperation Service Company (LCC), six oil samples (four of which were single-phase samples) were collected at two depths and sent to an external lab for analysis. The job included a run with the Baker Atlas Segmented Bond Tool™ (SBT™) service to verify there were no significant voids behind the casing in the desired sampling zones, two separate perforating runs to avoid any possible conta mination between the two zones, and two successf ul runs of the Baker Atlas Reservoir Characterization Instrument™ (RCI™) service with the straddle packer module. DRILLING & COMPLETION U.S. LAND Williston Basin Operator Drills Fastest Two-Section Lateral and Installs 18-Stage Completion with Baker Hughes Drilling and Completion Services authored by Javier Franquet and David Jacobi. Alberta Government Recognizes Baker Hughes for Work Safety Baker Hughes has received a Work Safe Award from the Alberta Provincial Government. This award is significant in that it is awarded to less than one-half of one percent of all Alberta employers, and the criteria for consideration are strict. BP Presents Safety Award to Baker Hughes Azerbaijan Mud Plant Team for 1000 Days without Days Away from Work Case The Baker Hughes Drilling Fluids Mud Plant in Azerbaijan achieved 1000 days without a Days Away From Work Case (DAWFC). In recognition of this significant achievement on August 21, Lina Serpa, BP Wells Manager, presented the “BP President’s HSE Award” to the Azerbaijan team. The BP HSE department commented on the very high standard of workplace organization, process ownership of the workforce, compliant and consistent use of Personal Protective Equipment (PPE), and comprehensive saf ety culture with exemplary attitude of the employees at the plant. Please visit the Baker Hughes exhibit at any of the upcoming conferences to find out how our Best-in-Class products and services can help you increase production and reduce costs. Baker Hughes recently helped a Williston Basin Operator establish several new drilling and completion records in the Bakken Shale play. Baker Hughes used the INTEQ 4-3/4” X-treme™ motor technology and the CoPilot™ service to drill the fastest two-section lateral to date in 6.42 days and followed suit by deploying the first Baker Oil Tools Frac-Point™ extended stage system, enabling the Operator to frac the well with 18 stages using new frac sleeve technology. The real-time data provided by the CoPilot service helped the Operator optimize the drilling parameters to realize the full potential of the 4-3/4” X-treme motor technology. The additional bending moment information contributed to improve wellbore quality, eliminating unnecessary slides, reducing the numbe r of localized doglegs, and allowing the 18stage Frac-Point completion to be run flawlessly. DRILLING & COMPLETION U.S. LAND West Texas Operator Saves Lease by Restoring Production using Baker Hughes Drilling Fluids MICRO-CURE Remediation Baker Hughes applied its wellbore remediation technology to help an independent Operator in West Texas save a field lease that was in jeopardy due to non-production. The operator’s well in Texas originally had two gas producing zones from perforations. Combined, the two zones produced approximately 700 Mcf/day. Over time, a hole developed in the casing, allowing oil-based mud (OBM) to enter the wellbore. The OBM damage in the wellbore subsequently eliminated all gas production. The well was shut i n and reviewed for possible workover. The decision was made to re-enter the well, repair the hole and remove the wellbore damage using Baker Hughes Drilling Fluids MICRO-CURE™ cased-hole remediation system. The MICRO-CURE treatment was applied through production tubing in 32 feet of perforations in the lower zone and allowed to soak overnight. The well steadily increased production from zero to 1.4MMcf/day (surpassing the original production rate) and within three days, had increased to a maximum of 1. 8 MMcfd. PRODUCTION CANADA Baker Hughes Holds Grand Opening of New Blending Facility in Leduc, Alberta On September 9, Baker Hughes hosted the grand opening of its new Baker Petrolite Leduc Blending Facility. The event included guided tours of the new facility and was attended by approximately 200 people, which included customers, employees, media and government officials. The new facility houses a modern oil sands laboratory, a tank farm capable of storing 18 x 125,000 liters (33,000 gallons) of raw materials and finished product, and is capable of producing water treating and fluid separation products .. The plant will focus on oil sands and mining markets and will bring chemical treatment resources closer to customers in norther n Alberta. PRODUCTION U.S. LAND U.S. Operator Achieves Immediate Value in Centrilift VISION Trial for ESP Monitoring A U.S. operator has begun a four-month trial of ESP well monitoring using the Centrilift VISION™ system. The system is monitoring ESPs operating in 130 wells. In the first two weeks of operations, the Operator has already acknowledged the immediate value that the service has brought to their field operations by optimizing ESP operations and avoiding costly failures. This trial opens the door to monitor nearly 2,000 ESP wells for the Operator with the opportunity to create multiple performance studies t o support future installations for other customers and markets.

LAGCOE (Louisiana Gulf Coast Oil Exhibition) Lafayette, LA October 27 — 29 SEG (Society of Exploration Geophysics) Houston, TX October 25 — 30 If you think your friends and colleagues might benefit from this information, please send this newsletter to them, subscription is free. View past issues of the Baker Hughes Technology Update e- To ensure delivery of this newsletter to your inbox, please add whatsnew@bakerhughes.com to your e-mail address book. To unsubscribe from this mailing list, please send us an e-mail to the following address: unsubscribe@bakerhughes.com. ©2009 Baker Hughes Incorporated. All Rights Reserved. | Privacy Policy & Terms of Use Baker Hughes Incorporated 2929 Allen Parkway, Suite 2100 Houston, TX 77019